SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Gartner, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Lewis G. Schwartz, Esq.
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700
Tel: (203) 316-1111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry W. Sonsini, Esq.
Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94303
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$7,146,521*	$841.15*

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price of options to purchase shares of Common Stock being solicited in this offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not Applicable.
Form or Registration No.: Not Applicable.
Filing Party: Not Applicable.
Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO
      This tender offer statement on Schedule TO is filed by Gartner, Inc., a Delaware corporation (“Gartner”), in connection with its offer to purchase 7,663,384 options to purchase shares of its Common Stock, par value $0.0005 per share, at the prices set forth under Section 1 of the Offer to Purchase dated August 22, 2005 (the “Offer to Purchase”), which is incorporated herein by reference.
      This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, which, as may be amended or supplemented from time to time, constitutes the offer, and which is filed as an exhibit hereto. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 1.	Summary Term Sheet.
      The information set forth under “Summary Term Sheet” in the Offer to Purchase, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) The name of the issuer is Gartner, Inc., a Delaware corporation, and the address of its principal executive office is P.O. Box 10212, 56 Top Gallant Road, Stamford, CT 06902-7700. Gartner Inc.’s telephone number is (203) 316-1111. The information set forth in the Offer to Purchase under Section 11, “Information Concerning the Company”, is incorporated herein by reference.
      (b) This Tender Offer Statement on Schedule TO relates to an offer by Gartner to certain holders of outstanding options (“Option Shares”) to purchase its Common Stock under Gartner’s 1991 Stock Option Plan, 1994 Long Term Stock Option Plan, 1996 Long Term Stock Option Plan, 1998 Long Term Stock Option Plan and 1999 Stock Option Plan (collectively, the “Plans”) to cancel their outstanding options in exchange for the amount of cash set forth in Section 1 of the Offer to Purchase and upon the terms and subject to the conditions described in the Offer to Purchase, the Election Agreement attached hereto as Exhibit (a)(1)(B) and Summary of Terms attached hereto in Exhibit (a)(1)(A).
      This offer is open to eligible current or former employees of Gartner that hold options that have not expired as of September 19, 2005. The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 2, “Number of Options; Expiration Date,” Section 6, “Acceptance of Eligible Options and Payment of Purchase Price” and Section 10, “Source and Amount of Consideration” is incorporated herein by reference.
      (c) There is no established trading market for the securities.

Item 3.	Identity and Background of Filing Person.
      (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.	Terms of the Transaction.
      (a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 1, “Eligibility; Price,” Section 2, “Number of Options; Expiration Date”, Section 4, “Procedures for Electing to Participate in the Repurchase Program”, Section 5, “Withdrawal Rights”, Section 6, “Acceptance of Eligible Options and Payment of Purchase Price,” Section 8, “Conditions of the Repurchase Program,” Section 10, “Source and Amount of Consideration,” Section 13, “Status of Options Acquired by Us in the Repurchase Program; Accounting Consequences of the Repurchase Program,” Section 14, “Legal Matters; Regulatory Approvals,” Section 15, “Material U.S. Federal Income Tax Consequences,” Section 16, “Extension of Repurchase Program; Termination; Amendment” and Appendices A through U attached thereto, is incorporated herein by reference.
      (b) The information set forth in the Offer to Purchase under Section 12, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.
      (a) The information set forth in the Offer to Purchase under Section 12, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.
      (b) Not applicable.

Item 6.	Purposes of the Transaction and Plans or Proposals.
      (a) The information set forth in the Offer to Purchase under Section 3, “Purpose of the Repurchase Program” is incorporated herein by reference.
      (b) The information set forth in the Offer to Purchase under Section 6, “Acceptance of Eligible Options and Payment of Purchase Price” and Section 13, “Status of Options Acquired by Us in the Repurchase Program; Accounting Consequences of the Repurchase Program” is incorporated herein by reference.
      (c) The information set forth in the Offer to Purchase under Section 3, “Purpose of the Repurchase Program” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
      (a) The information set forth in the Offer to Purchase under Section 10, “Source and Amount of Consideration” and Section 17, “Fees and Expenses” is incorporated herein by reference.
      (b) The information set forth in the Offer to Purchase under Section 8, “Conditions of the Repurchase Program” is incorporated herein by reference.
      (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.
      (a) Not applicable.
      (b) The information set forth in the Offer to Purchase under Section 12, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Person/ Assets, Retained, Employed, Compensated or Used.
      (a) Not applicable.

Item 10.	Financial Statements.
      (a) The information set forth in the Offer to Purchase under Section 19, “Financial Statements” is incorporated herein by reference. The annual report on Form 10-K and quarterly report on 10-Q of Gartner can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 11.	Additional Information.
      (a) The information set forth in the Offer to Purchase under Section 12, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and Section 14, “Legal Matters; Regulatory Approvals” is incorporated herein by reference.
      (b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 22, 2005
(a)(1)(B)	Form of Election Agreement
(a)(1)(C)	Option to Purchase website pages
(a)(1)(D)	Form of Addendum
(a)(1)(E)	Form of PIN Notification
(a)(2)-(4)	Not applicable
(a)(5)(A)	Letter to Eligible Employees, dated August 22, 2005
(a)(5)(B)	Employee Communications
(b)	Not applicable
(d)(1)	1991 Stock Option Plan
(d)(2)	1994 Long Term Stock Option Plan
(d)(3)	1996 Long Term Stock Option Plan
(d)(4)	1998 Long Term Stock Option Plan
(d)(5)	1999 Stock Option Plan
(e)	Not applicable
(f)	Not applicable

Item 13.	Information Required by Schedule 13e-3.
      (a) Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GARTNER, INC.

/s/ Christopher Lafond

Christopher Lafond
Executive Vice President and
Chief Financial Officer
Date: August 22, 2005

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 22, 2005
(a)(1)(B)	Form of Election Agreement
(a)(1)(C)	Option to Purchase website pages
(a)(1)(D)	Form of Addendum
(a)(1)(E)	Form of PIN Notification
(a)(2)-(4)	Not applicable
(a)(5)(A)	Letter to Eligible Employees, dated August 22, 2005
(a)(5)(B)	Employee Communications
(b)	Not applicable
(d)(1)	1991 Stock Option Plan
(d)(2)	1994 Long Term Stock Option Plan
(d)(3)	1996 Long Term Stock Option Plan
(d)(4)	1998 Long Term Stock Option Plan
(d)(5)	1999 Stock Option Plan
(e)	Not applicable
(f)	Not applicable